Exhibit 12.1

GRAHAM PACKAGING HOLDINGS COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

						Three Months Ended
	Year Ended December 31,					March 31, 2010
	2005	2006	2007	2008	2009
	(In thousands)
(Loss) income from continuing operations before income taxes(1)	$(37,687)	$(92,309)	$(183,323)	$(34,379)	$51,609	$(18,401)
Plus fixed charges:
Interest expense	184,995	205,405	206,017	180,278	176,897	45,384
Capitalized interest	6,070	9,482	5,715	3,933	3,399	1,085
Portion of rent expense representative of interest expense	16,197	17,912	18,343	17,343	16,767	4,362
Plus income from equity investee	—	—	—	—	(4)	(31)
Plus amortization of capitalized interest	1,464	2,254	2,777	2,663	2,830	699
Less capitalized interest	(6,070)	(9,482)	(5,715)	(3,933)	(3,399)	(1,085)

Adjusted earnings	$164,969	$133,262	$43,814	$165,905	$248,099	$32,013
Fixed charges	$207,262	$232,799	$230,075	$201,554	$197,063	$50,832
Ratio of earnings to fixed charges	—	—	—	—	1.3	—
Deficiency of earnings to cover fixed charges	$42,293	$99,537	$186,261	$35,649	$—	$18,819

(1)	Amounts disclosed for 2005 are impacted by $0.7 million of noncontrolling interests.